UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-6028

Lincoln National Corporation; The Chicago Stock Exchange
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Lincoln National Corporation
150 N. Radnor Chester Road
Radnor, Pennsylvania  19087
484-583-1400
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, no par value
$3.00 Cumulative Convertible Preferred Stock Series A
(Description of class of securities)

Please place and X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[  ]  17 CFR 240.12d2-2(a)(1)

[  ]  17 CFR 240.12d2-2(a)(2)

[  ]  17 CFR 240.12d2-2(a)(3)

[  ]  17 CFR 240.12d2-2(a)(4)

[  ]  Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of  securities from listing and/or withdraw registration on the Exchange.

[X]  Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of
17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Lincoln National Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

July 22, 2011	Lincoln National Corporation

By: /s/ Randal J. Freitag
Name: Randal J. Freitag
Title: Executive Vice President and Chief Financial Officer